AB 3/22/06

SECU 06005855 SION

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SEC Mail Processing Section
RECEIVED
FEB 28 2006
Wash. DC 153

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-50074

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dominion Partners, L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4801 Cox Rd. Suite 104
(No. and Street)

Glen Allen (City) VA (State) 23060 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hansen, Smith, Cone & Robertello, P.C.
(Name – *if individual, state last, first, middle name*)

9211 Forest Hill Ave., Ste. 203, Richmond, VA 23235
(Address) (City) (State) (Zip Code)

PROCESSED
MAY 24 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frederick T. Naschold, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dominion Partners, L.C., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Virginia
County of Henrico

Signature

Principal
Title

Notary Public My commission expires: 12/31/08

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- N/A ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HANSEN, SMITH, CONE & ROBERTELLO, PC

Certified Public Accountants

DOMINION PARTNERS, L.C.

FINANCIAL STATEMENTS

DECEMBER 31, 2005
with
INDEPENDENT AUDITOR'S REPORT

Table of Contents

HANSEN, SMITH, CONE & ROBERTELLO, PC

Certified Public Accountants

MICHAEL R. HANSEN, CPA
SUSAN H. SMITH, CPA
DALE H. CONE, CPA
KATHLEEN A. ROBERTELLO, CPA

9211 FOREST HILL AVENUE
SUITE 203
RICHMOND, VIRGINIA 23235
TELEPHONE (804) 330-3890
FAX (804) 330-4088

INDEPENDENT AUDITOR'S REPORT

Officers and Members
Dominion Partners, L.C.
Glen Allen, Virginia

We have audited the accompanying statement of financial condition of Dominion Partners, L.C. as of December 31, 2005, and the related statements of operations, members' equity (deficit) and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dominion Partners, L.C. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Hansen, Smith, Cone & Robertello, PC

February 9, 2006

Exhibit A

DOMINION PARTNERS, L.C.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2005

ASSETS

Current assets:	
Cash	$148,922
Employee receivables	783
Prepaid expenses	2,736
Total current assets	152,441
Furniture and equipment:	
Furniture	7,859
Computer equipment	17,778
	25,637
Less accumulated depreciation	21,926
	3,711
Other asset:	
Deposit	1,371
	$157,523

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:	
Accounts payable	$ 360
Pension plan payable	1,461
Total current liabilities	1,821
Members' equity:	
Class A	52,645
Class B	103,057
Total members' equity	155,702
	$157,523

See accompanying notes to financial statements.

Exhibit B

DOMINION PARTNERS, L.C.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2005

Investment banking fees	$1,024,960
Operating expenses:	
Employee compensation	382,608
Regulatory fees	863
Depreciation and amortization	2,500
Management fee	8,988
Rent	17,240
Professional services	4,827
Other operating costs	32,372
Total operating expenses	449,398
Operating income	575,562
Other income:	
Interest income	3,366
Total other income	3,366
Net income	$ 578,928

See accompanying notes to financial statements.

Exhibit C

DOMINION PARTNERS, L.C.

STATEMENT OF MEMBERS' EQUITY (DEFICIT)

YEAR ENDED DECEMBER 31, 2005

	Class A	Class B	Total
Balance, January 1, 2005	$ (25,000)	$ 82,984	$ 57,984
Net income	202,645	376,283	578,928
Distributions to members	(125,000)	(356,210)	(481,210)
Balance, December 31, 2005	$ 52,645	$ 103,057	$ 155,702

See accompanying notes to financial statements.

Exhibit D

DOMINION PARTNERS, L.C.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2005

Cash flows provided by (used in) operating activities:	
Net income	$ 578,928
Adjustments to reconcile net income to net cash flows provided by (used in) operating activities:	
Depreciation and amortization	2,500
Changes in current assets and liabilities:	
Increase in employee receivables	(94)
Increase in prepaid expenses	(141)
Decrease in accounts payable	(4,785)
Decrease in pension plan payable	(32)
Net cash provided by operating activities	576,376
Cash flows used in financing activities:	
Distributions to members	(481,210)
Net increase in cash	95,166
Cash beginning of year	53,756
Cash end of year	$ 148,922

See accompanying notes to financial statements.

DOMINION PARTNERS, L.C.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005

1. Nature of operations and summary of significant accounting policies

The accounting and reporting policies of the Dominion Partners, L.C. conform to U.S. generally accepted accounting principles.

(a) The Company is a limited liability company formed under the laws of the Commonwealth of Virginia on July 16, 1996. The term of the Company shall continue in full force and effect until December 31, 2045. The Company is a broker/dealer and is a member of the National Association of Securities Dealers (NASD).

(b) There were no securities transaction during the year.

(c) Investment banking fees are earned from providing merger and acquisition and financial restructuring advisory services. Its customers are principally small and medium size businesses in the eastern United States.

(d) The Company is treated as a partnership for income tax purposes. The Company is not subject to income taxes. The profits and losses are passed through to the members on their individual income tax returns. Therefore, no provisions have been made to reflect tax benefit for losses in the accompanying statement of operations.

(e) The Company maintains its cash balances in one financial institution. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. The Company periodically has funds in excess of $100,000 in this financial institution.

(f) Purchases of furniture and equipment are recorded at cost. Depreciation is computed using the Modified Accelerated Cost Recovery System method over estimated useful lives of 5 to 7 years.

(g) The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions

DOMINION PARTNERS, L.C.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005

1. Nature of operations and summary of significant accounting policies, (Continued)

that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The ultimate results could differ from those estimates.

2. Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $147,101 which was $142,101 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.012 to 1.

3. Retirement plans

The Company has an employee savings/retirement plan under Section 401(k) of the Internal Revenue Code which covers all eligible employees. The Company matched contributions up to 3% of base salary. Total Company contributions were $10,181 in 2005.

4. Related party transaction

The Company incurs management fees from a partnership whose partners are also members of the Company. Management fees for 2005 were $8,988.

5. Significant customer

Three customers accounted for 37%, 20% and 12%, respectively, of investment banking fees in 2005.

6. Members' equity

The Company has two classes of members. Each Member is entitled to vote on a Pro Rata basis with his class. Class A has 45% of the aggregate vote; Class B has 55% of the aggregate vote.

6. Members' equity, (Continued)

No member can voluntarily resign or withdraw from the Company without the written consent of a majority vote of the Board.

Profits and losses are allocated to each class based on various criteria as defined in the operating agreement.

7. Operating lease

Effective June 1, 2003, the Company entered into a lease agreement for office facilities. The following is a schedule of future minimum rental payments required under an operating lease having initial or remaining noncancellable base terms in excess of one year as of December 31, 2005:

2006	$7,272

The Company's total rental expense for 2005 under this operating lease was $17,240. The lease expires May 31, 2006.

8. Other matters

Class B members of the Company have separately entered into a line of credit arrangement with a bank to provide up to $300,000 of working capital for the Company. This line expires April 30, 2006. During the term of the commitment, there cannot be any change in control, ownership or legal structure of the Company without the prior written consent of the lender.

HANSEN, SMITH, CONE & ROBERTELLO, PC
Certified Public Accountants

MICHAEL R. HANSEN, CPA
SUSAN H. SMITH, CPA
DALE H. CONE, CPA
KATHLEEN A. ROBERTELLO, CPA

9211 FOREST HILL AVENUE
SUITE 203
RICHMOND, VIRGINIA 23235
TELEPHONE (804) 330-3890
FAX (804) 330-4088

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Officers and Members
Dominion Partners, L.C.
Glen Allen, Virginia

We have audited the accompanying financial statements of Dominion Partners, L.C. as of and for the year ended December 31, 2005, and have issued our report thereon dated February 9, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

We have performed the procedures as specified in Securities and Exchange Commission Rule 17a-5(d)(4) and have determined that there is no difference between the amounts specified in the computation of net capital under Section 240.15c3-1 at December 31, 2005, as reported in the 2005 fourth quarter FOCUS Report, and amounts contained in the December 31, 2005 audited financial statements.

There is no difference between the excess net capital at 1000% amounts specified in the computation of net capital under Section 240.15c3-1 at December 31, 2005, as reported in the 2005 fourth quarter FOCUS Report and the amounts contained in the December 31, 2005 audited financial statement.

In addition, under the provisions of Section 240.15c3-3, which relates to the Computation for Determination of Reserve Requirements, Dominion Partners, L.C., is not currently required to maintain any amounts in reserve. The Company is exempt under Rule Section 15c3-3(k)(2)(i) because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

February 9, 2006

Schedule 1

DOMINION PARTNERS, L.C.

COMPUTATIONS OF NET CAPITAL
UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

NET CAPITAL:	
Total members' equity	$155,702
Total members' equity qualified for net capital	155,702
Total capital and allowable subordinated liabilities	155,702
Less nonallowable assets	8,601
Net capital before haircuts on securities positions	147,101
Haircuts on securities	-
Net capital	$147,101
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:	
Minimum net capital requirement	$ 121
Minimum dollar net capital requirement	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$142,101
Excess net capital at 1000%	$146,918
COMPUTATION OF AGGREGATE INDEBTEDNESS:	
Total aggregate indebtedness	$ 1,821
Percentage of indebtedness to net capital	$ 1%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	$ 0%

See independent auditors' report on supplementary information.

HANSEN, SMITH, CONE & ROBERTELLO, PC
Certified Public Accountants

MICHAEL R. HANSEN, CPA
SUSAN H. SMITH, CPA
DALE H. CONE, CPA
KATHLEEN A. ROBERTELLO, CPA

9211 FOREST HILL AVENUE
SUITE 203
RICHMOND, VIRGINIA 23235
TELEPHONE (804) 330-3890
FAX (804) 330-4088

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Officers and Members
Dominion Partners, L.C.
Glen Allen, Virginia

In planning and performing our audit of the financial statements and supplemental schedule of Dominion Partners, L.C. (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required

to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

HANSEN, SMITH, CONE & ROBERTELLO, PC

This report is intended solely for the use of the members, management, the SEC, NASD and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Hansen, Smith, Cone & Robertello, PC

February 9, 2006